1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 11, 2019 at 10:00 a.m. (Pacific Standard Time)
1050 – 400 Burrard Street, Vancouver, BC V6C 3A6

You are receiving this notice to advise that proxy materials for the above-noted shareholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Information Circular and other proxy materials before voting. The Information Circular and other relevant materials are available at:

www.integraresources.com OR www.sedar.com

Shareholders may obtain, without any charge to them, a paper copy of the Information Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

Requests for paper copies of the Information Circular (and any other related documents) must be received no later than 12:00 noon (Pacific Standard Time) on Friday, May 31, 2019 in order for shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Standard Time) on Friday, June 7, 2019.

The resolutions to be voted at the meeting are listed below along with the sections within the Information Circular where disclosure regarding the matter can be found.

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2018, together with the report of the auditor thereon.

2. To elect directors of the Corporation for the ensuing year.

3. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

4. To consider, and if deemed advisable, to pass an ordinary resolution to re-approve the Equity Incentive Plan, as more fully described in the accompanying management information circular.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number: 416- 595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on April 25, 2019 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 3rd day of May 2019.

Yours sincerely,

George Salamis

President & Chief Executive Officer

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